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                            September 9, 2020

       Lisa Cohn
       Executive Vice President, General Counsel and Secretary
       Durango OP, LP
       4582 South Ulster Street, Suite 1700
       Denver, CO 80237

                                                        Re: Durango OP, LP
                                                            Draft Registration
Statement on Form 10
                                                            Filed August 13,
2020
                                                            CIK 0001820878

       Dear Ms. Cohn:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form 10 submitted August 13, 2020

       General

   1. We note that this Form 10 pertains to the pro rata distribution by AIMCO Properties, LP of its interests in
Durango OP, LP. In this respect, holders of common OP units and Class
                                                        I High Performance
Partnership Units will receive OP units in Durango OP, L.P. Please provide an analysis of
whether the distribution of Durango OP units to the Class I High
                                                        Performance Partnership
unitholders of AIMCO Properties constitutes a sale under
                                                        Section 2(a)(3) of the
Securities Act. In this regard, explain whether the distribution would fundamentally
alter the nature of the Class I High Performance Partnership unitholders' investment
such that the unitholders are providing value for the Durango OP units.
 Lisa Cohn
Durango OP, LP
September 9, 2020
Page 2
2. We note that you provide disclosure throughout regarding the potential material U.S.
         federal income tax consequences to the common OP unitholders as a result of this transaction, but you do not address the potential consequences to the Class I High
         Performance Partnership unitholders. Please explain to us why you are unable to provide a similar level of detailed disclosure to both classes of securityholders.
Summary
Our Company, page 1

3. We note your disclosure of estimated gross asset value ("GAV") and estimated Net Asset
         Value ("NAV") as of March 31, 2020. Please tell us how you considered the need to provide a detail of how these amounts are calculated, including disclosure of the methodology, estimates and/or assumptions underlying these calculations.
Organizational Structure, page 7

4. Please identify the Class I High Performance OP units in your organizational charts.
Questions and Answers about the Spin-Off, page 15

5. We note that you include two questions on page 18 regarding how the rights of each class will change in the transaction, however, the disclosure associated with each question only indicates that the amount of securities owned will remain unchanged. Please expand your disclosure to briefly summarize how the securities' rights will be affected.
The Spin-Off
Accounting Treatment, page 55

6. We note your disclosure of the accounting treatment of the spin-off transaction. Please provide us with a detailed accounting analysis of the spin-off transaction. In your response, please name all of the entities that are involved in this transaction and their roles, including legal spinnor, legal spinnee, accounting spinnor and accounting spinnee.
         Within your response, please reference ASC 505-60.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
66

7. We note your disclosure of potential adverse impacts from COVID-19 in the risk factors section on page 26. Please tell us what consideration you gave to providing expanded information regarding specific impacts that your business has experienced from the
FirstName LastNameLisa Cohn
       COVID-19 pandemic (e.g., nonpayment and/or indications of nonpayment on debt
Comapany    NameDurango
       investments   or rents,OP, LP to redevelopment or development plans and
changes to your
                               changes
       liquidity,
September         etc.).
            9, 2020  PageRefer
                           2 to CF Disclosure Guidance: Topic No. 9 for
additional guidance.
FirstName LastName
 Lisa Cohn
FirstName LastNameLisa   Cohn
Durango OP,  LP
Comapany 9,
September NameDurango
             2020        OP, LP
September
Page 3    9, 2020 Page 3
FirstName LastName
Liquidity and Capital Resources, page 69

8. We note your disclosure of the estimated fair market value of your unencumbered communities as of December 31, 2019 and June 30, 2020. Please tell us how you considered the need to provide a detail of how these amounts are calculated, including disclosure of the methodology, estimates and/or assumptions underlying these calculations.
Non-GAAP Measures, page 70

9. We note your reconciliation between Net Income and Adjusted EBITDAre on page
         71 includes the caption Pro forma adjustment, net. Please help us to better understand footnote 1 to the reconciliation and tell us with more specificity what comprises this adjustment. This comment also applies to your reconciliation on page
78.
Exclusive Forum for Certain Litigation, page 124

10. We note that your forum selection provision identifies the the Circuit Court for Baltimore
         City, Maryland as the exclusive forum for certain litigation,
including any    derivative
         action.    Please disclose whether this provision applies to actions
arising under the
         Securities Act or Exchange Act. Additionally, please add a risk factor that addresses the risks of the exclusive forum provision. In that regard, we note that
Section 27 of the
         Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and
         Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the
         Securities Act or Exchange Act.
Note 3 - Significant Transactions, page F-14

11. Please provide us with the results of your Rule 3-14 significance calculation for the acquisition of 1001 Brickell Bay Drive. In your response, tell us what consideration you gave to providing Rule 3-14 financial statements for this entity.
 Lisa Cohn
FirstName LastNameLisa   Cohn
Durango OP,  LP
Comapany 9,
September NameDurango
             2020        OP, LP
September
Page 4    9, 2020 Page 4
FirstName LastName
        You may contact Howard Efron at (202) 551-3439 or Jennifer Monick at
(202) 551-3295
if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Burr at (202) 551-5833 or Erin E. Martin at
(202) 551-
3391 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction
cc:      Joseph A. Coco